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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Mercer International Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
588056101
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,823,719

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,823,719

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,823,719

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,812,998

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,812,998

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,812,998

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b)

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: David Einhorn I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,636,717

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,636,717

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,636,717

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

Item 4. Ownership
SIGNATURE
EXHIBIT INDEX
Joint Filing Agreement

AMENDMENT NO. 1 TO SCHEDULE 13G
     This Amendment No. 1 (“Amendment”) to Schedule 13G (“Schedule 13G”) originally filed June 9, 2006, is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common stock of Mercer International Inc., a Washington corporation (the “Issuer”).
     This Amendment to Schedule 13G relates to common stock of the Issuer, par value $1.00 per share (“Common Stock”), owned by (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”, and together with Greenlight Fund and Greenlight Qualified, the “Greenlight Funds”) for which Greenlight Inc. acts as the investment advisor.
     This Amendment is being filed to amend and restate Item 4 as follows:
Item 4. Ownership.
(a)	As of December 31, 2006, Greenlight and Mr. Einhorn beneficially owned in the aggregate 3,636,717 shares of Common Stock of the Issuer (including 2,000,000 shares of Common Stock issuable upon the conversion of the Issuer’s 8.5% Convertible Senior Notes due 2010 (the “Notes”) purchased by the Greenlight Funds).

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 10.9% of the Issuer’s outstanding Common Stock. This percentage was calculated by dividing (i) the 3,636,717 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn, by (ii) 35,214,410 shares of Common Stock, which is the sum of the 33,214,140 shares outstanding as of November 6, 2006, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2006, and 2,000,000 shares of Common Stock issuable upon the conversion of the immediately convertible Notes.

(c)	Greenlight Inc. for the account of Greenlight Offshore, has the sole power to vote and dispose of the Common Shares held by Greenlight Offshore. Greenlight LLC, for the account of Greenlight Fund and Greenlight Qualified, has the sole power to vote and dispose of the Common Shares held by such entities.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 3,636,717 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

GREENLIGHT CAPITAL, L.L.C.

By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By:	/s/ Daniel Roitman

Daniel Roitman, Chief Operating Officer

/s/ Daniel Roitman

Daniel Roitman, on behalf of David Einhorn

*	The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement among Greenlight LLC, Greenlight Inc. and David Einhorn.